 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Koellner, Laurette T. (Last) (First) (Middle) 100 N. Riverside Plaza M/C 5003-1001 (Street) Chicago, IL 60606 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Boeing Company BA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) January 3, 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           President, Shared Services Group and Senior Vice President, The Boeing Company
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common	12/31/2002 (1)	F |	180.00 | D | $32.99	14,755.20	D
Common	02/25/2002	A | V	1,505.00 | A |	5,609.82	I	Career Shares
Common				2,487.11	I	Boeing 401(k) Plan
Common				41.00	I	IRA by Husband
Common				87.23	I	PAYSOP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Koellner, Laurette T. - January 3, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
2002 Performance Shares	$0.000	02/25/2002	A | V	(A) 33,867.00		Common - 33,867.00		34,330.83	D
Boeing Stock Units (2)	$0.000	03/08/2002	A | V	(A) 3,284.59	(2) |	Common - 3,284.59		9,724.34	D

Explanation of Responses :
Statement attached

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: James C. Johnson 01-15-2003 ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Koellner, Laurette T. - January 3, 2003
Form 4 (continued)
FOOTNOTE Descriptions for The Boeing Company BA

Form 4 - January 3, 2003

Laurette T. Koellner
100 N. Riverside Plaza
M/C 5003-1001
Chicago, IL 60606
Explanation of responses:

(1)   The reporting person was notified on 1/3/03 of the vesting event and shares withheld for payment of taxes. 1/3/03 is the deemed effective date.
(2)   Phantom stock units allocated to the reporting persons Boeing Stock Unit (BSUs) account under the Incentive Compensation Plan. BSUs vest and are payable in cash or stock three years after the award.

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